

07004214

BB 3/13

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles W. Cammack Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, Suite 2300
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Emile Schoffelen (212) 227-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP
(Name – *if individual, state last, first, middle name*)

Financial Plaza (Address) 221 South Warren Street (City) Syracuse, NY (State) 13202 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED WASH. DC 202

PROCESSED
MAR 21 2007 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Emile Schoffelen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles W. Cammack Associates, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAIA L. JOSEPH
Notary Public, State of New York
No. 01JO6135291
Qualified in New York County
Commission Expires Oct. 17, 2009

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES W. CAMMACK ASSOCIATES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

* * *

DECEMBER 31, 2006

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Schedule of Operating Expenses	12
Schedule of Net Capital	13
Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5	14

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report

January 26, 2007

To the Board of Directors of
Charles W. Cammack Associates, Inc.

We have audited the accompanying balance sheet of Charles W. Cammack Associates, Inc. (an S Corporation) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles W. Cammack Associates, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of operating expenses and schedule of net capital are presented for purposes of additional analysis and are not required parts of the basic financial statements. The schedule of net capital is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dannible & McKee, LLP

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

BALANCE SHEET

DECEMBER 31, 2006

Assets

Current assets:	
Cash and cash equivalents (Note 1)	$ 1,308,921
Commissions receivable (Note 1)	449,444
Consulting receivables (Note 1)	305,019
Prepaid expenses	156,797
Refundable income taxes (Notes 1 and 4)	40,000
Total current assets	2,260,181
Furnishings and equipment, less accumulated depreciation (Notes 1 and 2)	200,402
Acquisition costs (Note 7)	62,049
Security deposits	46,800
Deferred income taxes (Notes 1 and 4)	69,000
	$ 2,638,432

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable	$ 68,816
Accrued retirement (Note 3)	118,616
Accrued payroll and payroll taxes	149,208
Deferred rent (Note 2)	72,411
Deferred tax liability (Notes 1 and 4)	68,000
Deferred compensation (Note 5)	75,000
Total current liabilities	552,051
Long-term liabilities:	
Deferred rent (Note 2)	211,575
Deferred compensation (Note 5)	504,337
Total long-term liabilities	715,912
Stockholders' equity (Notes 6 and 7):	
Common stock, $.001 par value, 200,000 shares authorized, 100,000 shares issued, 96,000 shares outstanding	100
Additional paid in capital	9,900
Retained earnings	1,586,709
	1,596,709
Less - Treasury stock, 4,000 shares at cost	(226,240)
Total stockholders' equity	1,370,469
	$ 2,638,432

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commissions earned	$ 7,465,919
Consulting revenue	1,388,556
Net realized and unrealized loss on investments	(27,230)
Other income	105,344
Total revenue	8,932,589
Expenses:	
Salaries and related expenses	6,502,379
General and administrative expenses	1,743,924
Selling and marketing expenses	278,986
Total expenses	8,525,289
Income before other expense and income taxes	407,300
Other income (expense):	
Other income	46,754
Interest expense	(2,183)
Total other income	44,571
Income before income taxes	451,871
Provision for income taxes (Notes 1 and 4):	
Currently payable	6,626
Deferred	62,000
Total provision for income taxes	68,626
Net income	$ 383,245

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2005	100,000	$ 100	$ 9,900	$ 1,203,958	$ (226,240)	$ 987,718
Net income	-	-	-	383,245	-	383,245
Stockholders' distributions	-	-	-	(494)	-	(494)
Balance at December 31, 2006	100,000	$ 100	$ 9,900	$ 1,586,709	$ (226,240)	$ 1,370,469

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings, beginning of year	$ -
Increases: Issuance of subordinated notes	-
Decreases: Expiration of subordinated notes	-
Subordinated borrowings, end of year	$ -

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities: -	
Net income	$ 383,245
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	49,897
Deferred compensation	47,309
Deferred tax (benefit)	62,000
Net realized and unrealized loss on investments	27,230
Changes in assets and liabilities:	
Increase in receivables	(295,607)
Increase in prepaid expenses	(78,850)
Increase in refundable taxes	(40,000)
Increase in accounts payable	4,911
Decrease in accrued retirement	(81,384)
Increase in accrued payroll and payroll taxes	11,965
Payment of deferred compensation	(75,000)
Decrease in deferred revenue and customer deposit	(292,029)
Increase in deferred rent	17,333
Net cash used for operating activities	(258,980)
Cash flows from investing activities:	
Costs of acquisition	(62,049)
Purchase of investments	(50,051)
Proceeds from investments	663,831
Purchase of furnishings and equipment	(119,973)
Net cash provided by investing activities	431,758
Cash flows from financing activities:	
Principal payment on note to former stockholder	(51,472)
Stockholders' distributions	(302,660)
Net cash used for financing activities	(354,132)
Net decrease in cash and cash equivalents	(181,354)
Cash and cash equivalents, beginning of year	1,490,275
Cash and cash equivalents, end of year	$ 1,308,921

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Charles W. Cammack Associates, Inc. (the "Company") is engaged in the business of providing consulting services and employee benefit solutions to healthcare systems, non-profit organizations and other corporations, some of whom are in the Fortune 1000. The Company serves these organizations by installing and servicing: 1) internet-based self-service employee benefit administration and communication programs, 2) retirement plans, and 3) welfare benefit plans. The Company, a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and follows generally accepted accounting principles applicable to brokers and dealers in securities.

Revenue recognition - The Company generates revenue through two main sources: commissions and consulting services. Commissions are computed: 1) as a percentage of the amount of funds that the employees/employer of the Company's clients invest in their retirement accounts; 2) as a percentage of the total assets invested by the employee and employer; 3) as a fee per employee paid by either the employer or the employee; and 4) as a fee paid by the employer for internet-based services. The commissions are paid to the Company by vendors that sell insurance and investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the commissions computed by the insurance companies. Consulting services are billed based upon agreed hourly rates or other agreed upon criteria with the client. The timing of such billing is concurrent with the rendering of services.

Receivables and credit policies - Consulting receivables are unsecured customer obligations due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on consulting receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of consulting receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices dated over ninety days old are considered delinquent.

The carrying amount of consulting receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. At December 31, 2006, management believes that an allowance for doubtful accounts is not required.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Furnishings and equipment - Furnishings and equipment consist primarily of furniture and computer equipment and leasehold improvements are recorded at cost. Depreciation for financial statement purposes is computed on the straight-line and accelerated methods over the estimated useful lives of the items ranging from five to seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations.

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furnishings and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Concentration of credit risk - The majority of the Company's income is derived from commissions earned from sales of products by a select group of insurance and investment companies, primarily in the Northeast. In 2006, approximately 52% of commissions earned came from four companies. Approximately 9% of these commissions were generated from one customer. Outstanding receivables at December 31, 2006, are due principally from insurance and investment companies and are unsecured. The Company has cash balances with financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $1,184,100 at December 31, 2006. In addition, the Company from time to time has certain investments in corporate stocks and bonds that are at risk for normal market fluctuations.

Income taxes - The Company is taxed as an S Corporation for Federal and various state income tax purposes, whereby the liability for generally all Federal and state income taxes is assumed individually by the stockholders whether or not the income giving rise to such taxes has been distributed. The Company is subject to local income taxes, which are accrued in the accompanying financial statements. For local income taxes, deferred income taxes are recorded using the liability method. Under this method, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus the change in deferred taxes. Cash paid for income taxes was approximately $47,000 in 2006.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and promotional expense - Advertising and promotional costs are expensed as incurred and amounted to $60,294 in 2006. These costs are included in general and administrative expenses.

Note 2 - Furnishings and equipment

Furnishings and equipment consisted of the following:

Furnishings	$ 139,422
Leasehold improvements	80,497
Office equipment	358,134
	578,053
Less - Accumulated depreciation	(377,651)
	$ 200,402

Depreciation expense of $49,897 in 2006 is included in general and administrative expenses.

The Company leases its office facilities and certain vehicles and equipment under agreements accounted for as operating leases. The difference between rental expense, which is recognized on a straight-line basis over the terms of the leases, and the amount paid is reported as deferred rent in the accompanying balance sheet. Rent expense was $476,650 in 2006.

Future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year are as follows:

	Office Facilities	Vehicles and Equipment
2007	$ 426,630	$ 42,405
2008	457,543	20,736
2009	469,946	19,200
2010	497,419	18,320
2011	512,112	-
2012 and thereafter	650,992	-
Total minimum payments required	$3,014,642	$ 100,661

Note 3 - Retirement plan

The Company has a defined contribution profit sharing plan (the "Plan") which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all employees as they become eligible. Under the provisions of the Plan, each non-highly compensated employee may contribute up to 100% of their compensation on a pre-tax basis, not to exceed the maximum amount allowed under Section 401(k) of the Internal Revenue Code. There is no employer matching under the provisions of the Plan. The Company's contributions to the profit sharing trust fund are determined annually at the discretion of the Board of Directors. The Board of Directors elected to contribute $118,616 to the Plan for the year ended December 31, 2006, which is included in accrued retirement liabilities in the accompanying financial statements.

Note 4 - Income taxes

As explained in Note 1, the Company has elected under the Internal Revenue Code and various state laws to be taxed as an S Corporation. For New York City tax purposes, the Company is taxed as a C Corporation. The Company must determine its New York City income tax liabilities at the higher of the regular corporate rates applied to taxable income or the tax due under the alternative tax calculation, which is based on taxable income and officers' salaries.

The Company's current provision for income taxes for New York City and certain state taxes was approximately $6,000 in 2006. Refundable taxes represent estimated taxes paid in excess of current liability.

The accompanying financial statements include the following components of net deferred income taxes at December 31, 2006:

Net deferred income taxes in the balance sheet:

Deferred tax liabilities	$ (77,000)
Deferred tax assets	78,000
Net deferred tax asset	1,000
Less - Current deferred tax liability	(68,000)
Long-term deferred tax asset	$ 69,000

The provision for deferred income taxes consisted of the following:

Deferred tax (benefit) from changes in temporary differences	$ 62,000
Change in valuation allowance	-
Deferred income tax (benefit)	$ 62,000

At December 31, 2006, the Company has net temporary differences between the financial reporting basis and the income tax basis, resulting principally from: 1) the conversion from the accrual method of reporting for financial statement purposes to the cash method of reporting for income tax purposes; 2) leasehold improvements, furnishings and equipment; and 3) deferred compensation and deferred rent liabilities. Should the Company terminate its election to be taxed as an S Corporation for Federal and New York State tax purposes, the obligation resulting from the tax effect of these temporary differences would revert to the Company at the then corporate income tax rate.

Note 5 - Deferred compensation and covenant not-to-compete

During 1996, the Company agreed in principal to a deferred compensation agreement and a covenant not-to-compete with a stockholder. Under the deferred compensation agreement, a benefit of $75,000 per year will be paid until the earlier of the following occurs: 1) the expiration of the twenty-year period commencing January 15, 1999; or 2) the death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. Interest on the unpaid balance is computed at 8% per annum. Interest expense was $47,309 in 2006, and is included in executives' compensation expense.

The stockholder from time to time has entered into a series of NASD Form SL5 (three years) and NASD Form SL1 (one year) subordination agreements concerning portions of this obligation. There are no outstanding subordination agreements at December 31, 2006.

Under a covenant not-to-compete agreement, the Company agrees to pay the stockholder $89,000 per year and continuing thereafter until the earlier of the following occurs: 1) the expiration of the twenty-three year period commencing January 15, 1999; or 2) the death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. This amount is included in salaries and related expenses.

In addition, as part of the agreement, the Company will pay to the stockholder $33,656 annually, commencing February 1999 and continuing until the death of the stockholder and his spouse or until the date a certain life insurance policy is paid in full. This amount is included in salaries and related expenses.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2006, the Company had net capital of $108,958, which was $24,428 in excess of its required net capital of $84,530. The Company's net capital ratio was 11.93 to 1 at December 31, 2006.

Note 7 - Acquisition

In February 2007, the Company exchanged outstanding shares of its stock to acquire the outstanding shares of LaRhette Manin Insurance Agency, Inc. and Subsidiaries. In anticipation of the acquisition, outstanding shares of stock were increased to 200,000 shares. The Company has capitalized approximately $62,000 of costs incurred as direct acquisition costs related to the transactions at December 31, 2006. Total stock consideration was valued at approximately $5,100,000.

SUPPLEMENTARY INFORMATION

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2006

Total stockholders' equity	$ 1,370,469
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	-
Total capital and allowable subordinated liabilities	1,370,469
Non-allowable assets deductions and/or charges:	
Accounts receivable	754,463
Furnishings and equipment	200,402
Deferred taxes	1,000
Prepaid expenses	156,797
Refundable income taxes	40,000
Security deposits	46,800
Acquisition costs	62,049
Total other deductions and/or charges	1,261,511
Net capital	$ 108,958
Total liabilities per balance sheet	$ 1,267,963
Less - Subordinated debt	-
Aggregate indebtedness	$ 1,267,963
Computation of basic capital requirement:	
Minimum net capital requirement	$ 84,530
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 84,530
Excess net capital at 1000%	$ (17,839)
Excess net capital at 1500%	$ 24,428
Ratio - Aggregate indebtedness to net capital	11.64
Reconciliation with Company's computation (included in Part II of Form X17A5 as of December 31, 2006) of net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 126,010
Audit adjustments:	
Other revenue	65,189
Other expense	61,200
Non-allowable assets	(143,351)
Other	(90)
Net capital	$ 108,958

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on

Internal Controls Required by SEC Rule 17a-5

January 26, 2007

To the Board of Directors of
Charles W. Cammack Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Charles W. Cammack Associates, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dannible & McKee, LLP